SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

1. Operating Performance

The Company continues its strategy of accelerated growth, with focus on penetration increase over the existing infrastructure and return on the investments made to acquire new clients. Under this scenario, client bases of Pay TV and Broadband rose by 18% and 84% respectively and the voice client base ended the quarter at 257,400 just 1 year after its launch.

Revenue Generating Unit (“RGU”), defined as the sum of all the services offered by the Company, totaled 3,232,200 at the end of the quarter, against the 2,083,300 in the same period of the previous year. This 55% growth is explained by the increase in the combined offerings, which is accelerating the penetration of diverse services to clients. The RGU ratio, which is the average number of services per client, grew from 1.34 in 1Q06 to 1.66 in this quarter, confirming that the Company’s strategy of increasing the number of services per client has brought expected results.

Pay TV churn rate for the last 12 months fell slightly from 13.5% in 1Q06 to 13.4% in 1Q07. This churn rate, one of the lowest in the global market, is the result of a successful sales strategy, convenience of products and services, besides specific customer loyalty initiatives, even with the current growing level. Of the total disconnections, 50.4% were voluntary requests by clients, being moving to regions where the Company does not operate as the main reason. Broadband churn rate for the last 12 months ended the quarter at 13.8%, a mild increase compared to 13.4% in 1Q06. It still remains at a low level and within a level compatible with the investment made to acquire a new client. Of the total disconnections, 62% were voluntary requests from clients. As in Pay TV, the main reason was moving to regions where the service is not offered.

2. Financial Performance

In US GAAP, revenues were positively affected by the average US dollar exchange rate. On the other hand, this factor also increased costs and expenses. The 1Q07 US dollar exchange rate averaged US$ 2.1078, versus US$ 2.1933 in 1Q06, a 3.9% drop.

Net Revenue in this quarter reached US$ 265.9 million, against US$ 203.1 million in the same period in the previous year, a 30,9% increase, reflecting the Company’s growth strategy with the focus being on profitability.

Direct Operating Expenses increased by 23.3%, from US$ 102.4 million in 1Q06 to US$ 126.2 million in this quarter. However, in relation to net revenues, these costs fell from 50% to 47%, confirming that the Company has been gaining economies of scale from this growth. Costs of Programming and Royalties totaled US$ 72.1 million, a 23.1% growth in relation to US$ 56.6 million in 1Q06. This growth is due to the growth in the Pay TV client base, as the cost varies in relation to the number of clients. In addition, in this quarter, there was a unitary cost adjustment by IGP-M, as envisaged in contracts with a few program producers.

Selling General and Administrative Expenses (SG&A) in the quarter were US$ 68.4 million against US$ 49.4 million in 1Q06, a growth of 38.6% . This growth is explained mainly by greater expenses in relation to commission on sales worth US$ 1.2 million, increase in payroll expenses, charges and benefits worth US$ 3.0 million, due to the 22% increase in staff strength and to the new advertising campaign to bolster the growth strategy, which added US$ 1.4 million to marketing expenses.

Consolidated EBITDA was US$ 71.2 million, 38.7% more than the US$ 51.4 million result posted in 1Q06. The Company continues its organic growth strategy, maintaining the profitability of its investments. EBITDA margin was slightly higher, improving from 2.5% in 1Q06 to 27% in 1Q07.

Income Tax and Social Contribution (current and deferred) expenses were US$ 3.9 million against US$ 8.2 million in 1Q06. This decrease is explained mainly by lower tax losses and temporary differences in 1Q07.

Net Income rose from US$ 9.9 million in 1Q06 to US$ 18.6 million in this quarter, reflecting not just better operating results but also better financial results.

Total Debt, considering principal amountonly, ended the quarter at US$ 432.9 million, and the short-term amortization regards only interest under perpetual bonds and debentures. Cash and Cash Equivalents ended the quarter at US$ 215.8 million, in relation to US$ 43.0 million in 1Q06. Net Debt at the end of the quarter was US$ 214.5 million, an increase of 5.6% in relation to US$ 203.0 million in 1Q06. The net debt to EBITDA (accumulated in the last 12 months) ratio at the end of the quarter was 0.80x.

Cash disbursements in 1Q07 towards Investments (CAPEX) totaled US$ 142.8 million, of which US$ 28.0 million was allocated for bidirecting the network and expanding digital services. The remaining was distributed among subscriber sign-in costs (84%), installation of internal network (3%), Vírtua Center (5%) and I.T. and other investments (8%).

3. Variations in the main Balance Sheet Accounts

The conversion of the results and the balance sheet figures from BR GAAP to US GAAP reflects the US regulations under the FASB (Financial Accounting Standards Board).

Total current assets decrease 2.4%, from US$ 401.5 million in 4Q06 to US$ 391.8 million in 1Q07, Deferred and recoverable income tax drop from US$ 53.4 million in 4Q06 to US$ 43.1 million in 1Q07.

The interest payable balance grew by 206,9%, from US$ 4.0 million in 4Q06 to US$ 13.3 million in 1Q07 is mainly explained by the payment of interest during the period related to the perpetual bonds and the 5th issue of Debentures.

Shareholders Equity reached US$ 894.2 million, a better result than the US$ 839.1 million recorded in 4Q06.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.